Exhibit 99.1

The transition to a holding company structure described in this press release involves securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the transition to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 14, 2021

To whom it may concern:

Company Name:	The Bank of Okinawa, Ltd.
Name of Representative:	President	Masayasu Yamashiro
(Security Code: 8397 TSE 1st Section, FST)
Contact:	Executive Officer and General Manager, General Planning Division	Yutaka Sakima
Tel +81-98-867-2141

Announcement on Transition to Holding Company Structure through a Sole-Share Transfer

We, The Bank of Okinawa, Ltd. (President: Masayasu Yamashiro) (the “Bank”), published the “Announcement on Consideration of Transition to Holding Company Structure” on November 6, 2020, as our Board of Directors resolved at its meeting held on the same date to begin the consideration of a transition to a holding company structure. We hereby announce that our Board of Directors resolved at its meeting held today to transition to a holding company structure by establishing a holding company (wholly-owning parent company) called “Okinawa Financial Group, Inc.,” (the “Holding Company”) through a sole-share transfer by the Bank (the “Share Transfer”), dated as of October 1, 2021 (scheduled), subject to approval at the Annual General Meeting of Shareholders to be held on June 25, 2021 and necessary approvals from relevant authorities. The details are as follows.

Since the Share Transfer is a sole-share transfer by the Bank, some disclosure items and contents are omitted.

Details

1.	Purpose of the Transition to a Holding Company Structure through a Sole-Share Transfer

With our management philosophy of “Regional Involvement and Contribution,” we have been striving to contribute to the development of regional economies and have built a solid management foundation through the provision of various financial services including financial intermediary functions, by exerting the group’s comprehensive capabilities based on collaboration with all group companies.

There are multiple challenges facing the business environment surrounding regional financial institutions. In addition to concerns about shrinking regional economies against the backdrop of an aging population and declining birth rate, etc. in Japan, uncertainties are rapidly increasing due to the recent COVID-19 impact on economic activities. While there also has been intensified competition among financial institutions resulting from the monetary easing policy by the government, competition in the financial industry is expected to intensify further due to increasing entries from other industries utilizing advanced information and communications technology. Furthermore, as lifestyles and values of our customers have diversified due to further acceleration of digitalization triggered by COVID-19, it is expected that the needs of our customers will become increasingly sophisticated.

In this anticipated environment, we believe that we are required to revitalize the economy through the enhancement of our comprehensive economic power by supporting business activities that contribute to the revitalization of regional economies, and to develop over a wide area through, not only the provision of funds that contribute to facilitating financing, but also the exertion of our consulting functions. In order to respond to various needs of our customers in an accurate and flexible manner, and to drive sustainable growth in the regional community as a corporate group rooted in Okinawa, we need to build a structure that will keep growing in the next 10 years, with a view towards expanding our business areas including non-financial services, further strengthening group corporate governance and properly allocating corporate resources. To achieve this, we determined that it is necessary to transition to a holding company structure as our new group management structure.

Under the holding company structure, we aim to expand our business domain by evolving from a “full-service financial group” to a “full-service group with finance at its core,” and thereby solve the problems of customers in the region via our comprehensive services including both financial and non-financial services, enhance the value of the regional community and achieve sustainable growth for the Holding Company group.

The Holding Company will be established as a company with an audit and supervisory committee in light of the purpose of its establishment, which is to enhance group governance. By having the audit and supervisory committee audit and supervise the legality and appropriateness of business execution, we aim to realize highly transparent management and further strengthen our corporate governance structure.

With the Share Transfer, the Bank will become a wholly-owned subsidiary of the Holding Company, and therefore the shares of the Bank will be delisted. However, for the shares of the Holding Company to be granted to shareholders as consideration for the shares of the Bank, we intend to apply for listing on the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) and the Main Board of Fukuoka Stock Exchange (“FSE”). The date of listing is scheduled to be October 1, 2021, which is the date of registration for the establishment of the Holding Company (the effective date of the Share Transfer), although this may change depending on the progress of examination by TSE and FSE.

2.	Procedures for the Transition to a Holding Company Structure

The Bank intends to transition to a holding company structure through the following method.

[Step 1]

The Bank will become a wholly-owned subsidiary of the Holding Company through the establishment of the Holding Company by way of the Share Transfer, which is to be conducted by October 1, 2021.

* Regional Sogo Shosha (tentative) is subject to approval by the relevant authorities.

(Note)	In addition to the above, there is an affiliate not accounted for by the equity method (Okinawa Monozukuri Promotion Fund LLP).

[Step 2]

After the establishment of the Holding Company, from the standpoint of further enhancing collaboration and synergy within the Group, four of the Bank’s consolidated subsidiaries, namely The Okigin General Lease Co., Ltd., Okigin JCB Co., Ltd., Okigin Securities Limited and Okigin SPO Co., Ltd., will be restructured as directly invested companies of the Holding Company, primarily through distribution in kind of all the shares held by the Bank to the Holding Company. The specific particulars, method, timing, and other detailed information relating to the reorganization will be announced when decided.

3.	Outline of Share Transfer

(1)	Schedule of share transfer

Record date for Annual General Meeting of Shareholders:	Wednesday, March 31, 2021
Board of Directors meeting to approve the share transfer plan:	Friday, May 14, 2021
Annual General Meeting of Shareholders to approve the share transfer plan:	Friday, June 25, 2021 (scheduled)
Date of delisting from TSE and FSE:	Wednesday, September 29, 2021 (scheduled)
Establishment registration date of the Holding Company (effective date):	Friday, October 1, 2021 (scheduled)
Listing date of the Holding Company:	Friday, October 1, 2021 (scheduled)

Please note that the schedule is subject to change due to necessity in the course of the procedures of the Share Transfer or other reasons.

(2)	Method of share transfer

This is a sole-share transfer whereby the Bank becomes a wholly-owned subsidiary through share transfer and the Holding Company becomes a wholly-owning parent company established through share transfer.

(3)	Details of share allotment related to the share transfer (share transfer ratio)

Company name	Okinawa Financial Group, Inc. (Wholly-owning parent company)	The Bank of Okinawa, Ltd. (Wholly-owned subsidiary)
Share transfer ratio	1	1

(Notes)

1)	Share transfer ratio

The Holding Company shall allot, to the holders of common stock of the Bank whose names are listed on the final shareholder registry as of the day immediately preceding the effective date of the Share Transfer, one share of common stock of the Holding Company to be incorporated for one share of common stock of the Bank held by the aforementioned shareholders.

2)	Number of shares constituting a share unit

The Holding Company will adopt a share unit system and the number of shares constituting a share unit shall be 100 shares.

3)	Basis for the calculation of share transfer ratio

Under the Share Transfer, a holding company, which is a wholly-owning parent company of the Bank, will be established through a sole-share transfer by the Bank. As there will be no changes to the composition of shareholders of the Holding Company and the composition of shareholders of the Bank at the time of the share transfer, one share of common stock of the Holding Company will be issued for one share of common stock of the Bank held by the shareholders, with the primary objective to avoid any disadvantages to such shareholders.

4)	Results, methods, and basis for calculation by a third-party institution

Due to the reason mentioned in above 3), calculation of the share transfer ratio has not been conducted by a third-party institution.

5)	Number of new shares to be issued through share transfer (planned)

Shares of common stock: 23,875,486 shares (planned)

However, the above number of new shares to be issued by the Holding Company is subject to change if there are changes to the total number of shares issued by the Bank before the effectuation of the Share Transfer. As the Holding Company intends to cancel the treasury shares held by the Bank to the extent practically cancellable by the time immediately prior to the Holding Company’s acquisition of all outstanding shares of the Bank (“Record Time”), the number of treasury shares of the Bank as of March 31, 2021 (364,514 shares) is excluded from the above calculation of new shares to be issued. If the number of treasury shares as of March 31, 2021 changes by the Record Time due to the exercise of appraisal rights by shareholders or other factors, the number of new shares issued by the Holding Company may change as well.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights in conjunction with the Share Transfer

For holders of the stock acquisition rights of the Bank, we plan to deliver and allocate stock acquisition rights of the Holding Company equivalent to the stock acquisition rights of the Bank held by such holders. We do not issue bonds with stock acquisition rights.

(5)	Handling of new listing of the Holding Company

We plan to apply for new listing (technical listing) of shares of the Holding Company to be newly established on the First Section of TSE and the Main Board of FSE, and the date of listing is scheduled to be October 1, 2021. As the Bank will become a wholly-owned subsidiary of the Holding Company through the Share Transfer, the Bank will be delisted from the First Section of TSE and the Main Board of FSE on September 29, 2021, before the listing of the Holding Company.

The date of delisting may be changed as it is decided based on the regulations of TSE and FSE.

4.	Outline of the Company Subject to Share Transfer

(As of March 31, 2021)

(1) Name			The Bank of Okinawa, Ltd.
(2) Address			10-1, Kumoji 3-chome, Naha, Okinawa, Japan
(3) Name and title of representative			Masayasu Yamashiro, President
(4) Business description			Banking business
(5) Capital			¥22,725 million
(6) Date of establishment			June 21, 1956
(7) Total number of issued shares			24,240,000 shares
(8) Fiscal year end			March 31
(9) Major shareholders and shareholding ratio	NORTHERN TRUST CO. (AVFC) RE SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST (Full-time agent: Tokyo branch, The Hongkong and Shanghai Banking Corporation Limited)		4.72%
The Master Trust Bank of Japan, Ltd. (Trust account)			4.51%
Custody Bank of Japan, Ltd. (Trust account)			4.06%
Okinawa Tochi Jutaku K.K.			2.97%
Nippon Life Insurance Company			2.80%
Employee Stockholders’ Association			2.73%
NORTHERN TRUST CO. (AVFC) RE U.S. TAX EXEMPTED PENSION FUNDS (Full-time agent: Tokyo branch, The Hongkong and Shanghai Banking Corporation Limited)			2.62%
The Okinawa Electric Power Co., Inc.			2.48%
NORTHERN TRUST CO. (AVFC) RE HCROO (Full-time agent: Tokyo branch, The Hongkong and Shanghai Banking Corporation Limited)			2.48%
Sumitomo Life Insurance Co.			2.29%
(10) Business performance and financial position for the last 3 years (millions of yen)
Fiscal year	Fiscal year ended March 31, 2019	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Consolidated net assets	158,901	159,118	163,612
Consolidated total assets	2,253,872	2,300,832	2,672,564
Consolidated net assets per share (yen)	6,522.31	6,562.45	6,747.59
Consolidated ordinary income	53,507	52,198	51,788
Consolidated ordinary profit	10,588	8,117	7,934
Net income attributable to owners of the parent	7,199	5,548	5,207
Consolidated net income per share (yen)	300.39	232.82	218.80
Cash dividends per share (yen)	70.00	70.00	70.00

(Notes)	1. Total number of issued shares includes 364,514 shares of treasury stock.

2.	Except for treasury stock, the shareholding ratio of major shareholders is calculated using the number of shares obtained by deducting the number of treasury stock from the total number of issued shares as the denominator.

5.	Outline of the Holding Company to be Established through Share Transfer (Wholly-owning Parent Company Established through Share Transfer) (Plan)

(1) Name	Okinawa Financial Group, Inc.
(2) Address	10-1, Kumoji 3-chome, Naha, Okinawa, Japan
(3) Scheduled appointment of representatives and officers	Chairman (Representative Director)	Yoshiaki Tamaki (Current Chairman (Representative Director) of The Bank of Okinawa)
	President (Representative Director)	Masayasu Yamashiro (Current President (Representative Director) of The Bank of Okinawa)
	Senior Managing Director	Yoshiteru Kinjo (Current Senior Managing Director (Representative Director) of The Bank of Okinawa)
	Director (Audit and Supervisory Committee Member)	Mamoru Ikei (Current Corporate Auditor of The Bank of Okinawa)
	Director (Audit and Supervisory Committee Member)	Masahiro Hosomi (Current Outside Director of The Bank of Okinawa)
	Director (Audit and Supervisory Committee Member)	Hirokazu Ando (Current Outside Director of The Bank of Okinawa)
	Director (Audit and Supervisory Committee Member)	Keiko Touyama (Current Outside Director of The Bank of Okinawa)
(Note) Of the Directors (Audit and Supervisory Committee Members), Mr. Masahiro Hosomi, Mr. Hirokazu Ando and Ms. Keiko Touyama are Outside Directors provided in Article 2, Item 15 of the Companies Act.
(4) Business description

- Business management of banks and other companies which the company may hold as its subsidiaries pursuant to the Banking Act and any other businesses incidental or related thereto

- In addition to the businesses referred to in the preceding item, businesses which a bank holding company may engage in pursuant to the Banking Act

(5) Capital	¥20,000 million
(6) Fiscal year end	March 31

6.	Outline of Accounting Treatment for Share Transfer

The Share Transfer has no impact on profit or loss, as it falls under “transactions under common control” in corporate accounting standards.

7.	Future Outlook

With the Share Transfer, the Bank will become a wholly-owned subsidiary of the Holding Company. As such, the Bank’s performance will be reflected in the consolidated performance of the Holding Company, which will be the wholly-owning parent company. The effect of the Share Transfer on performance is minimal.

End.

(Reference) Consolidated performance forecast for the fiscal year under review (announced on May 14, 2021) and consolidated results for the previous fiscal year

(Millions of yen)

	Ordinary income	Ordinary profit	Net income attributable to owners of the parent	Net income per share (yen)
Forecast for the fiscal year under review (Fiscal year ending March 31, 2022)	49,000	5,600	3,500	147.07
Results for the previous fiscal year (Fiscal year ended March 31, 2021)	51,788	7,934	5,207	218.80

Transition to a Holding Company Structure May 14, 2021

1 1 The Bank of Okinawa, Ltd. ● We will build a structure that will keep growing in the next 10 years in order to adapt to the rapid changes in social struct ure . ● By creating the future together with the regional community and evolving from a “full - service financial group” into a “full - serv ice group with finance at its core” rooted in the community, we aim to solve local issues through comprehensive services including non - financia l services, thereby enhancing the local value and achieving sustainable growth for the Holding Company Group. Expansion of business areas We will further strengthen group synergies by expanding our business areas to solve the increasingly diverse and complex issues facing the regional community. Diversification of sources of income The environment surrounding regional financial institutions is changing rapidly, with negative interest rates and the entry of other industries, and we aim to secure future profits by changing and adapting our organizational structure. Strengthening corporate governance By adopting a holding company structure to strengthen group governance, we aim to achieve sustainable growth and development of the regional community and the Holding Company Group. Allocation of corporate resources We aim to make strategic investments by identifying redundant operations in the Group and allocating corporate resources. Full - service group (New business areas) Full - service financial group (Turn Okigin Securities into a subsidiary) 1 Reasons and Objectives of the Transition to a Holding Company

2 2 The Bank of Okinawa, Ltd. By integrating financial and non - financial business areas through open innovation and further evolving into a business model bas ed on a market - in approach, we will co - create value for the regional community and the Holding Company Group as a full - service group with finan ce at its core. Non - financial business (New business areas) Value of the regional community Growth of the Holding Company Group Regional general trading company Human resources placement Investment business * Open innovation is an attempt to create new competitiveness and added value by combining the company’s own internal resources with external resources such as innovative ideas, technologies, and expertise held by external companies. Rent guarantee, etc. Financial business Lease business Credit card business 2 Ideal Vision Open innovation Bank Securities business, etc. ＊

3 3 The Bank of Okinawa, Ltd. Challenge We will take on challenges with a spirit of creativity and innovation to provide new business areas to our customers. We will provide the best customer - oriented services and create a future with passion and new ideas. A full - service group with finance at its core that grows together with the region by providing customer experience through support in financial and non - financial business areas. Regional involvement and contribution The mission of the Okinawa Financial Group is to contribute to the region through efforts to enhance the value of the regional community (creating sustainable social value, enriching people’s lives and increasing prefectural income) based on close involvement with the region and by achieving mutual and sustainable growth. Code of conduct (values: value judgments): Three Values Create We will provide new value to the regional community and prioritize offering impressive and inspiring services to customers. Impress 3 Vision (ideal vision of the Holding Company Group) 2 Group management philosophy (mission) 1 The Holding Company shall establish the philosophy of the Okinawa Financial Group by setting forth the mission that the Holdi ng Company Group should fulfill for its stakeholders under the group management philosophy, together with the ideal vision, and the Three Values, which are the values to be shared by all officers and employees. 3 Management Philosophy of the Holding Company (1)

4 4 The Bank of Okinawa, Ltd. Designing the future with new ideas and co - creating a “new” Okinawa experience with our customers The Holding Company will establish a new brand slogan for the Group in conjunction with the transition to the holding company structure as a way to embody our commitment to Okinawa. Brand Slogan Create Value ＆ Innovation - Co - creating a “new” Okinawa experience - Although we make constant adaptations to changes in the business environment, our values which have been passed down since the founding of The Bank of Okinawa remain unchanged. We want to connect with customers, meet their expectations, and make every effort to improve the value of the regional community. Based on such values, we promise to take on challenges by implementing innovative ideas. The goal of the slogan “ Create Value & Innovation - Co - creating a “new” Okinawa experience - ,” is to co - create a “new” experience with and for our customers and the community, and to be a presence that opens up the future for local residents and companies while expanding our horizons. 3 Management Philosophy of the Holding Company (2) Concept behind the slogan

5 5 The Bank of Okinawa, Ltd. The Okinawa Financial Group, as a full - service group with finance at its core rooted in the community, will connect people, companies and communities to create a “new” Okinawa experience together with our customers, and contribute to enhancing the value of the regional community and creating a sustainable future. Company name Logo Concept behind the logo The Group’s symbol logo combines the initials of the Okinawa Financial Group, “OFG,” and a wave shape inspired by the ocean, waves, and wind blowing through Okinawa. It expresses our determination to create a “new” Okinawa experience together with our customers, based on the solidarity of the Group, bonds among people, companies and communities, and our network that reaches out to the world. In addition, the fresh blue color and light typeface design that symbolizes the new group represents the Group’s way of being, which is both friendly and progressive. ４ About the Corporate Logo

6 6 The Bank of Okinawa, Ltd. (1) Head office address 10 - 1, Kumoji 3 - chome, Naha, Okinawa , Japan (2) Representatives Yoshiaki Tamaki Chairman (Representative Director) (Current Chairman (Representative Director) of The Bank of Okinawa) Masayasu Yamashiro President (Representative Director) (Current President (Representative Director) of The Bank of Okinawa) (3) Business description - Business management of banks and other companies which the company may hold as its subsidiaries pursuant to the Banking Act and any other businesses incidental or related thereto - In addition to the businesses referred to in the preceding item, businesses which a bank holding company may engage in pursuant to the Banking Act (4) Capital ¥20,000 million (5) Date of establishment October 1, 2021 (6) Fiscal year end March 31 (7) Listed stock exchange First Section of the Tokyo Stock Exchange, the Main Board of Fukuoka Stock Exchange (8) Share - trading unit 100 shares O kinawa F inancial G roup, Inc. ５ Overview of the Holding Company

7 7 The Bank of Okinawa, Ltd. ● In addition to strengthening governance through the Holding Company, we will build a framework for prompt decision - making and efficient business operations by delegating authority for business execution. ● The Holding Company will strengthen the Group’s comprehensive capabilities by specializing in the management and supervision of the Group’s management. Group Nomination and Compensation Advisory Committee Auditing Division Sales Strategy Division ICT Supervision Division The Bank of Okinawa Okigin General Lease Okigin JCB Okigin Securities Okigin SPO Discuss Consult Manage Guide Board of Directors General Meeting of Shareholders Audit and Supervisory Committee General Planning Division Risk Supervision Division ６ Management Structure of the Holding Company Group Risk Management Committee Group Compliance Committee Group Management Committee

8 8 The Bank of Okinawa, Ltd. The Bank will become a wholly - owned subsidiary of the Holding Company by establishing the Holding Company through a sole - share transfer by the Bank, effective October 1, 2021. Step 1 Step 2 After the establishment of the Holding Company, from the standpoint of further enhancing collaboration and synergy within the Gr oup, the Bank’s consolidated subsidiaries, namely The Okigin General Lease, Okigin JCB, Okigin Securities and Okigin SPO, will be rest ruc tured as directly invested companies of the Holding Company, primarily through distribution in kind of all the shares held by the B ank to the Holding Company. ７ Group Structure (Steps for Transition to Holding Company) Current status Step 1 Step 2 Okinawa Financial Group Okigin Credit Guarantee The Bank of Okinawa Okigin Business Service Churashima Credit Collection Okigin Economic Research Institute Okigin General Lease Okigin JCB Okigin Securities Okigin SPO Okinawa Financial Group Okigin General Lease The Bank of Okinawa Okigin JCB Okigin Securities Okigin SPO Okigin Credit Guarantee Okigin Business Service Churashima Credit Collection Okigin Economic Research Institute Okigin General Lease The Bank of Okinawa Okigin JCB Okigin Securities Okigin SPO Okigin Credit Guarantee Okigin Business Service Churashima Credit Collection Okigin Economic Research Institute Regional Sogo Shosha (tentative) Regional Sogo Shosha (tentative) * Regional Sogo Shosha (tentative) is subject to approval by the relevant authorities.

9 9 The Bank of Okinawa, Ltd. Drive sustainable growth in the regional community by pursuing customer experience through full - services Comfort Trust Inspiration Restructuring of organizational capabilities Restructuring of business portfolio Sustai - nability Co - creation through the SDGs カスタマー エクスペリエンス （ CX ）の追求 Face - to - face services Human touch (HT) Growth of the Holding Company Group Financial Non - financial Governance enhancement Corporate resources allocation Business field expansion Group human resource development * Digital transformation refers to the continuous transformation of organizations and business models through the use of data a n d digital technologies to fundamentally change the way value is delivered. * Human touch refers to high value - added face - to - face services that support a new customer experience and customer self - realizat ion, excluding mechanical counter operations. * Customer journey is a concept that defines the image of the person who uses a service, analyzes their behavior, thoughts, and feelings, and captures the scenario from recognition to consideration to use in chronological order (the series of experiences is compared to a “journey”). Pursuit of customer experience (CX) Growth of the regional community Fundamental base of the Group strategy Management philosophy Regional involvement Regional contribution ８ Business Model of the Holding Company (Base) Non - face - to - face services Digital transformation (DX) Integrate non - face - to - face services and face - to - face services in pursuit of customer experience Personalized service based on the concept of “customer journey” Support the self - realization of customers through a series of “actions,” “thoughts,” and “feelings” they may undergo after knowing, using, and having experienced the service Create a “new” customer experience in Okinawa by integrating financial and non - financial services Provide a comfortable and inspiring customer experience through problem - solving solutions that integrate financial and non - financial domains, and achieve continuous growth for both the regional community and the Holding Company Group

10 10 The Bank of Okinawa, Ltd. Loans, leases, and credit cards Asset management, insurance Business succession, M&As, business matching Regional trading companies, human resource placement, etc. Expansion of non - financial areas Regional problem - solving solutions Expansion of new customer experience services Become a full - service group with finance at its core that leads the region through self - transformation that adapts to changes in the environment Strengthen group management and expand business areas Increase corporate value over the medium - to long - term by expanding group synergies x Optimal solutions that combine financial and non - financial areas x Improve earnings by expanding group synergies Restructuring of organizational capabilities and business portfolio ➡ Securing a sustainable competitive advantage and profit opportunities x Strengthen group management and expand business areas x Create new added value through a market - in approach Full - service financial group with a focus on banking Financial and non - financial full - service group Full - service group with finance at its core that leads the regional community Financial Non - financial Financial Non - financial Financial Non - financial x Integration of financial and non - financial areas x Accelerating innovation through open collaboration ９ Business Model of the Holding Company (New Value Creation)

x These materials have been prepared solely for the purpose of providing information. They do not constitute a solicitation of an offer to sell, or an offer to purchase, securities. x Matters contained in these materials may be modified or changed, in whole or in part, without notice. x These materials may not be copied or reproduced, or communicated to any third party, in whole or in part, without the Bank’s consent.